Filed Pursuant to Rule 424(b)(3)
                                           Registration Statement No. 333-22603

SUPPLEMENTED PROSPECTUS



                  SUPERIOR ENERGY SERVICES, INC.


                             COMMON STOCK


     This prospectus relates to 45,000 shares of our common stock that may be offered from time to time by the selling stockholders listed under the heading "Selling Stockholders." We are registering the shares to provide the selling stockholders with freely transferable securities, but this registration does not necessarily mean that any of the shares will be offered or sold by the selling stockholders.

     The shares may be sold from time to time in ordinary brokerage transactions on the Nasdaq National Market or such principal securities exchange on which the common stock is then trading at prices prevailing at the time of such sales. Brokers executing orders are expected to charge normal commissions, and the proceeds to the selling stockholders will be net of brokerage commissions. We will not receive any proceeds from the sale of the shares. We will pay all expenses of registration incurred in connection with this offering. All selling and other expenses incurred by the selling stockholders will be paid by them.

     Our common stock is traded on the Nasdaq National Market under the symbol "SESI." On October 1, 1999, the last reported sale price of the Common Stock on the Nasdaq National Market was $6.50 per share.



     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR INFORMATION THAT YOU SHOULD CONSIDER BEFORE PURCHASING THE SHARES.




     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.






         The date of this supplemented prospectus is October 4, 1999.





                  WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy that information at the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for more information about the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC's Internet address is http://www.sec.gov.

   We have filed a registration statement and related exhibits with the SEC to register the common stock offered by this prospectus. The registration statement contains additional information about us and our securities. You may inspect the registration statement and exhibits without charge at the SEC's public reference room, and you may obtain copies from the SEC at prescribed rates.

   The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to documents on file with the SEC. The information incorporated by reference is considered to be a part of this prospectus. Certain information that we file later with the SEC will automatically update and supersede this information.

   We incorporate by reference the following documents that we have filed with the SEC pursuant to the Securities Exchange Act of 1934:

   * Our annual report on Form 10-KSB for the fiscal year ended December 31, 1998 (filed April 1, 1999), as amended by Form 10-KSB/A (filed April 29,
   1999);

   * Our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 1999 (filed May 17, 1999), as amended by Form 10-Q/A (filed June 18,
   1999) and June 30, 1999 (filed August 16, 1999);

   * Our current reports on Form 8-K filed with the SEC on January 7, 1999, April 26, 1999, July 7, 1999, July 30, 1999 and September 9, 1999;

   *    Our definitive proxy statement dated June 18, 1999;

   * The description of our common stock set forth in our registration statement on Form 8-A/A filed October 29, 1997; and

   * All documents filed by us with the SEC pursuant to Sections 13(a), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of this offering.

   At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated
by  reference  into  the  filing).   You  may  request  copies  by  writing  or
telephoning us at:
                    Superior Energy Services, Inc.
                           1105 Peters Road
                        Harvey, Louisiana 70058
                       Attn: Investor Relations
                            (504) 362-4321

YOU SHOULD RELY ONLY ON INFORMATION INCORPORATED  BY  REFERENCE  OR PROVIDED IN
THIS  PROSPECTUS.   WE  HAVE  NOT  AUTHORIZED  ANYONE ELSE TO PROVIDE YOU  WITH
DIFFERENT INFORMATION.


              NOTICE REGARDING FORWARD-LOOKING STATEMENT

   Some of the statements in this prospectus and in some of the documents that we incorporate by reference in this prospectus are forward-looking statements about our expectations of what may happen in the future. Statements that are not historical facts are forward-looking statements. These statements are based on the beliefs and assumptions of our management and on information currently available to us. Forward-looking statements can sometimes be identified by our use of forward-looking words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan" and similar expressions.

   Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Our future results and stockholder value may differ significantly from those expressed in or implied by the forward-looking statements contained in this prospectus and in the information incorporated in this prospectus. Many of the factors that will determine these results and values are beyond our ability to control or predict. We caution you that a number of important factors could cause actual results to be very different from and worse than our expectations expressed in or implied by any forward-looking statement. These factors include, but are not limited to, those discussed in "Risk Factors" beginning on page 4.

   Management believes these forward-looking statements are reasonable. However, you should not place undue reliance on these forward-looking statements, which are based only on our current expectations. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them in light of new information or future events.

                              THE COMPANY

   We provide a broad range of specialized oil field services and equipment primarily to major and independent oil and gas companies engaged in the exploration, production and development of oil and gas properties offshore in the Gulf of Mexico and throughout the Gulf Coast region. These services and equipment include the rental of specialized oil field equipment, electric and mechanical wireline services, oil and gas well plug and abandonment services, the rental of liftboats, coil tubing services, engineering services, the manufacture, sale and rental of drilling instrumentation and the manufacture and sale of oil spill containment equipment. Over the last several years, we have significantly expanded our operations through both internal growth and strategic acquisitions. This expansion has enabled us to broaden the range of products and services that we offer to our customers and to expand our operations geographically throughout the Gulf Coast region.

   On July 15, 1999, we completed the acquisition by merger of Cardinal Holding Corp. ("Cardinal"), thereby making Cardinal one of our wholly-owned subsidiaries. Pursuant to the terms of the merger, the stockholders of Cardinal received in the aggregate approximately 30,239,568 shares of our common stock in exchange for Cardinal capital stock.

   Superior is a Delaware corporation, and the mailing address of our executive offices is 1105 Peters Road, Harvey, Louisiana 70058. Our telephone number is
(504) 362-4321.







                           RISK FACTORS

     In evaluating a potential investment in the shares offered by this prospectus, you should consider carefully the following risk factors as well as the other information contained and incorporated by reference in this prospectus.

INDUSTRY VOLATILITY -- WE ARE SUBJECT TO THE CYCLICAL INFLUENCES OF THE OIL AND GAS INDUSTRY AND ARE HIGHLY SENSITIVE TO GENERAL ECONOMIC CONDITIONS.

     Our business depends in large part on the conditions of the oil and gas industry, and specifically on the willingness of our customers to make expenditures. Purchases of the products and services we provide are, to a substantial extent, deferrable in the event oil and gas companies reduce capital expenditures. As a result, the cyclical nature of the oil and gas industry and general economic conditions have a significant effect on the demand for our oil field services and our revenues and profitability.

     The demand for our products and services primarily depends on oil and gas exploration, production and development activity in the Gulf of Mexico and along the Gulf Coast. The level of oil field activity is affected in turn by the willingness of oil and gas companies to make expenditures for the exploration, production and development of oil and natural gas. The levels of such capital expenditures are influenced by:

     *       oil and gas prices;

     *       the cost of exploring for, producing and delivering oil and gas;

     *       the sale and expiration dates of leases in the United States;

     *       the discovery rate of new oil and gas reserves;

     *       local and international political and economic conditions; and

     *       the ability of oil and gas companies to generate capital.

     Although the production and development sectors of the oil and gas industry are less immediately affected by changing prices, and, as a result, less volatile than the exploration sector, producers generally react to declining oil and gas prices by reducing expenditures. This has in the past, and may in the future, adversely affected our business. We are unable to predict future oil and gas prices or the level of oil and gas industry activity. A prolonged low level of activity in the oil and gas industry will adversely affect the demand for our products and services and our financial condition and results of operations.

RAPID GROWTH -- OUR INABILITY TO MANAGE THE POTENTIAL DIFFICULTIES ASSOCIATED WITH EXPANSION COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     We have grown rapidly over the last several years through internal growth and acquisitions of other companies. It will be important for our future success to manage the rapid growth that we have experienced, and this will demand increased responsibility for management personnel. The following factors could present difficulties to us:

     *       the lack of sufficient executive-level personnel;

     *       the increased administrative burdens; and

     *       the increased logistical problems of large, expansive operations.

     If we do not manage these potential difficulties successfully, they could have a material adverse effect on our financial condition and results of operations. The historical financial information incorporated by reference into this prospectus is not necessarily indicative of the results that would have been achieved had we been operated on a fully integrated basis or the results that may be realized in the future.

ACQUISITION STRATEGY -- OUR INABILITY TO CONTROL THE INHERENT RISKS OF ACQUIRING BUSINESSES COULD ADVERSELY AFFECT OUR OPERATIONS.

     Acquisitions have been and may continue to be a key element of our business strategy. We cannot assure you that we will be able to identify and acquire acceptable acquisition candidates on terms favorable to us in the future. We may be required to incur substantial indebtedness to finance future acquisitions and also may issue equity securities in connection with such acquisitions. Such additional debt service requirements may impose a significant burden on our results of operations and financial condition. The issuance of additional equity securities could result in significant dilution to our stockholders. We cannot assure you that we will be able to successfully consolidate the operations and assets of any acquired business with our own business. In addition, our management may not be able to effectively manage our increased size or operate a new line of business. Any inability on our part to consolidate and manage an acquired business could have a material adverse effect on our results of operations and financial condition.

WEATHER CONDITIONS -- SEASONALITY AND ADVERSE WEATHER CONDITIONS IN THE REGIONS IN WHICH WE OPERATE MAY ADVERSELY AFFECT OUR OPERATIONS.

     Our operations are directly affected by the weather conditions in the Gulf of Mexico. Due to seasonal differences in weather patterns, we may operate more days in the spring, summer and fall periods and less in the winter months. The seasonality of oil and gas industry activity in the Gulf Coast region also affects our operations and sales of equipment. Due to exposure to weather, we generally experience higher drilling activity in the spring, summer and fall months with the lowest activity in winter months. The rainy weather, hurricanes and other storms prevalent in the Gulf of Mexico and along the Gulf Coast throughout the year may also affect our operations. Accordingly, our operating results may vary from quarter to quarter, depending on factors outside of our control. As a result, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

CUSTOMERS -- WE DEPEND ON SIGNIFICANT CUSTOMERS.

     We derive a significant amount of our revenue from a small number of major and independent oil and gas companies. Our inability to continue to perform services for a number of our large existing customers, if not offset by sales to new or other existing customers, could have a material adverse effect on our business and operations.

COMPETITION -- THE HIGH LEVEL OF COMPETITION IN OUR INDUSTRY MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

     We compete in highly competitive areas of the oil field services industry. The products and services of each of our principal industry segments are sold in highly competitive markets, and our revenues and earnings may be affected by the following factors:

     *       changes in competitive prices;

     *       fluctuations in the level of activity and major markets;

     *       general economic conditions; and

     *       governmental regulation.

     We compete with the oil and gas industry's largest integrated oil field services providers. We believe that the principal competitive factors in the market areas that we serve are product and service quality and availability, technical proficiency and price.

     Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics than our products and services. Competitive pressures or other factors also may result in significant price competition that could have a material adverse effect on our results of operations and financial condition. Furthermore, competition among oil field service and equipment providers is also based on a provider's reputation for safety and quality. Although we believe that our reputation for safety and quality service is good, we cannot assure you that we will be able to maintain our competitive position.

     Competition in the industry also affects our charter operations. Charter rates for liftboats depend on the supply of vessels. The addition of new capacity to the offshore liftboat fleet in the Gulf of Mexico could increase competition, which, in turn, could have a material adverse effect on our financial condition and results of operations.

OPERATING HAZARDS -- THE DANGERS INHERENT IN OUR OPERATIONS AND THE POTENTIAL LIMITS ON INSURANCE COVERAGE FOR CERTAIN RISKS COULD EXPOSE US TO POTENTIALLY SIGNIFICANT LIABILITY COSTS.

     Our operations involve the use of heavy equipment and exposure to inherent risks, including blowouts, explosions and fire. If any of these events were to occur, this could result in liability for personal injury and property damage, pollution or other environmental hazards or loss of production. In addition, certain of our employees who perform services on offshore platforms and vessels are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws make the liability limits established by state workers' compensation laws inapplicable to these employees and instead permit them or their representatives to pursue actions against us for damages for job-related injuries. In such actions, there is generally no limitation on our potential liability.


     If our equipment were to fail, this could result in property damage, personal injury, environmental pollution and other resulting damage for which we could be liable. Litigation may arise from a catastrophic occurrence at a location where our equipment and services are used. This could result in large claims for damages. The frequency and severity of such incidents affect our operating costs, insurability and relationships with customers, employees and regulators. Any increase in the frequency or severity of such incidents, or the general level of compensation awards with respect to such incidents, could affect our ability to obtain projects from oil and gas companies or insurance. This could have a material adverse effect on us. We maintain what we believe is prudent insurance protection. We cannot assure you that we will be able to maintain adequate insurance in the future at rates we consider reasonable or that our insurance coverage will be adequate to cover future claims that may arise.

     In addition, our liftboats are subject to operating risks such as catastrophic marine disaster, adverse weather conditions, mechanical failure, collisions, oil and hazardous substance spills and navigation errors. The occurrence of any of these events may result in damage to or loss of our vessels or other property and injury to personnel. Such occurrences may also result in a significant increase in operating costs or liability to third parties. We maintain insurance coverage against certain of these risks, which management considers to be customary in the industry. There can be no assurance, however, that our existing insurance coverage can be renewed at commercially reasonable rates or that such coverage will be adequate to cover future claims that may arise.

GOVERNMENT REGULATION -- THE NATURE OF OUR INDUSTRY SUBJECTS US TO COMPLIANCE WITH REGULATORY AND ENVIRONMENTAL LAWS, WHICH MAY AFFECT OUR OPERATIONS.

     Our business is significantly affected by state and federal laws and other regulations relating to the oil and gas industry and by changes in such laws and the level of enforcement of such laws. We are unable to predict the level of enforcement of existing laws and regulations, how such laws and regulations may be interpreted by enforcement agencies or court rulings, or whether additional laws and regulations will be adopted. We are also unable to predict the effect that any such events may have on us, our business, or our financial condition.

     Federal and state laws that require owners of non-producing wells to plug the well and remove all exposed piping and rigging before the well is permanently abandoned significantly affect the demand for our plug and abandonment services. A decrease in the level of enforcement of such laws and regulations in the future would adversely affect the demand for our services and products. Numerous state and federal laws and regulations also affect the level of purchasing activity of oil spill containment equipment and consequently our business. A decrease in the level of enforcement of state and federal laws and regulations in the future may adversely affect the demand for our products. In addition, we depend on the demand for our services from the oil and gas industry. Such demand is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas in our areas of operations for economic, environmental or other policy reasons would adversely affect our operations by limiting demand for our services.

     We also have potential environmental liabilities with respect to our offshore and onshore operations. Certain environmental laws provide for joint and several liabilities for remediation of spills and releases of hazardous substances. These environmental statutes may impose liability without regard to negligence or fault. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. We believe that our present operations substantially comply with applicable federal and state pollution control and environmental protection laws and regulations. We also believe that compliance with such laws has had no material adverse effect on our operations to date. However, such environmental laws are changed frequently. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. We are unable to predict whether environmental laws will in the future materially adversely affect our operations and financial condition.

WORK FORCE -- THE SHORTAGE OF SKILLED WORKERS MAY IMPAIR OUR GROWTH POTENTIAL AND PROFITABILITY.

     Our ability to remain productive and profitable will depend substantially on our ability to attract and retain skilled workers. Our ability to expand our operations may be in part impacted by our ability to increase our labor force. Although in the past we have downsized our work force in response to industry conditions, we cannot assure you that at times of high demand we will be able to recruit and train workers. The demand for skilled workers in the Gulf Coast region is high and the supply is limited. A significant increase in the wages paid by competing employers could result in a reduction in our skilled labor force, increases in the wage rates paid by us, or both. If either of these events occurred, our capacity and profitability could be diminished and our growth potential could be impaired.





                           SELLING STOCKHOLDERS

     The following table sets forth as of October 1, 1999 certain information regarding the selling stockholders. Based on information provided to us by the selling stockholders, we believe that the persons listed below have sole investment and voting power with respect to their shares.

                                      BENEFICIAL                        BENEFICIAL     PERCENTAGE
                                     OWNERSHIP OF         COMMON        OWNERSHIP        OF OF
                                     COMMON STOCK         STOCK          COMMON        BENEFICIAL
                                       PRIOR TO          OFFERED          STOCK        OWNERSHIP
SELLING STOCKHOLDER                    OFFERING         FOR SALE        AFTER SALE   AFTER OFFERING
Stephen Booke (1)                      30,000            30,000             0              --
Gerald Amato (1)                       15,000            15,000             0              --

___________

(1) Former consultant to the Company.


                         PLAN OF DISTRIBUTION

     All of the common stock offered hereby is being sold by the selling stockholders. We have been advised that the common stock will be offered by the selling stockholders from time to time on the Nasdaq National Market, where the common stock is listed, or elsewhere in privately negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of offer and sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by offering and selling the shares directly or to or through securities broker-dealers, including Gaines, Berland Inc. and GKN Securities Corp., and such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom the selling stockholders may sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). If a selling stockholder notifies us that a material arrangement has been entered into with a broker or dealer for the sale of shares, a prospectus supplement will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (a) the name of each such broker-dealer, (b) the number of shares involved, (c) the price at which shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, and (e) other facts material to the transaction.

     The selling stockholders and any broker-dealers who act in connection with the sale of the shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by them and profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

     We have advised the selling stockholders that they and any securities broker-dealers or others who may be deemed to be statutory underwriters will be subject to the prospectus delivery requirements under the Securities Act. We have also advised the selling stockholders that in the event of a "distribution" of the shares, the selling stockholders, any "affiliated purchasers," and any broker-dealer or other person who participates in such distribution may be subject to Regulation M under the Securities Exchange Act of 1934 until his or its participation in that distribution is completed. A "distribution" is defined in the rules under the Securities Exchange Act of 1934 as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods." Regulation M makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution. We have also advised the selling stockholders that Regulation M prohibits any "stabilizing bid" or "stabilizing purchase" for the purposes of pegging, fixing or stabilizing the price of the common stock in connection with this offering.

     We have agreed to indemnify certain of the selling stockholders and underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered hereby will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrere & Denegre L.L.P., New Orleans, Louisiana.


                                    EXPERTS

     The consolidated financial statements of Superior Energy Services, Inc. as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, are incorporated herein in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Cardinal Holding Corp. as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, appearing in the Definitive Proxy Statement of Superior Energy Services, Inc. dated June 18, 1999, and in the Current Report on Form 8-K of Superior Energy Services, Inc. dated July 30, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     Future audited financial statements of the Company and the reports thereon of the Company's independent public accounts will also be incorporated by reference in this prospectus in reliance upon the authority of those accountants as experts in giving those reports to the extent set firm has audited those financial statements and consented to the use of their reports thereon.







Prospective investors may
rely    only    on    the
information  contained in
this   prospectus.     We
have    not    authorized
anyone     to     provide
prospective     investors
with     different     or
additional   information.
This prospectus is not an
offer to sell,  nor is it              45,000 SHARES
seeking an offer  to  buy
these  securities  in any
jurisdiction   where  the             SUPERIOR ENERGY
offer  is  not permitted.             SERVICES, INC.
The information contained
in  this  prospectus   is
correct  only  as  of the
date  of this prospectus,
regardless of the time of              COMMON STOCK
the  delivery   of   this
prospectus or any sale of
these securities.



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                                       SUPPLEMENTED
                                        PROSPECTUS
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TABLE OF CONTENTS
                        PAGE
                                      October 4, 1999
Where You Can Find More
  Information             2
Notice Regarding Forward-
  Looking Statements      3
The Company               3
Risk Factors              4
Selling Stockholders      8
Plan of Distribution      8
Legal Matters             9
Experts                   9

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